February 9, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NanoVibronix, Inc. (the “Company”)

Request for Withdrawal of (i) Registration Statement on Form S-1 (File No. 333-193784) and (ii) Registration Statement on Form 8-A (File No. 001-36445)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of its Registration Statement on Form S-1 (File No. 333-193784) that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2014 (the “Registration Statement”). No securities of the Company were sold, or will be sold, pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Company requests that the Commission consent to the withdrawal of the Company’s registration statement on Form 8-A (File No. 001-36445), filed with the Commission on May 7, 2014, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Respectfully,

NanoVibronix, Inc.

By:  /s/ William Stern, Ph.D.

William Stern, Ph.D.

Chief Executive Officer